CONSECO, INC. AND SUBSIDIARIES
                                                                   Exhibit 12.1
                       Computation of Ratio of Earnings to
                      Fixed Charges and Preferred Dividends
                              (Dollars in millions)

                                                                   2008       2007       2006       2005        2004
                                                                   ----       ----       ----       ----        ----
Pretax income (loss) from operations:
       Net income (loss).....................................   $(1,126.7)  $(179.9)    $106.0     $312.7      $289.7
       Add income tax expense (benefit)......................       416.4      64.0       61.0      144.1       132.5
       Add discontinued operations...........................       722.7     105.9        (.3)     (51.1)      (44.3)
                                                                ---------   -------     ------     ------      ------

       Pretax income (loss) from operations..................        12.4     (10.0)     166.7      405.7       377.9
                                                                ---------   -------     ------     ------      ------

Add fixed charges:
       Interest expense on corporate debt....................        59.2      72.3       52.9       48.1        71.5
       Interest expense on investment borrowings.............        38.6      45.0       20.6       10.2         8.0
       Interest added to policyholder account balances.......       330.5     399.5      426.8      419.9       410.4
       Portion of rental (a).................................        13.4      13.7       13.2       12.6        13.5
                                                                ---------   -------     ------     ------      ------

           Fixed charges.....................................       441.7     530.5      513.5      490.8       503.4
                                                                ---------   -------     ------     ------      ------

           Adjusted earnings (loss)..........................   $   454.1   $ 520.5     $680.2     $896.5      $881.3
                                                                =========   =======     ======     ======      ======

              Ratio of earnings to fixed charges.............       1.03X     (b)        1.32X      1.83X       1.75X
                                                                    =====      =         =====      =====       =====

Fixed charges................................................   $   441.7   $ 530.5     $513.5     $490.8      $503.4

       Add dividends on preferred stock, including
        dividends on preferred stock of subsidiaries
        (divided by the ratio of income to pretax income)....         -        23.5       59.9       58.9       100.9
                                                                ---------   -------     ------     ------      ------

           Fixed charges plus preferred dividends............   $   441.7   $ 554.0     $573.4     $549.7      $604.3
                                                                =========   =======     ======     ======      ======

           Adjusted earnings (loss)..........................   $   454.1   $ 520.5     $680.2     $896.5      $881.3
                                                                =========   =======     ======     ======      ======

              Ratio of earnings to fixed charges and
                preferred dividends..........................       1.03X     (c)        1.19X      1.63X       1.46X
                                                                    =====      =         =====      =====       =====

--------------------
  (a) Interest portion of rental is estimated to be 33 percent.
  (b) For such ratio, earnings were $10.0 million less than fixed charges.
  (c) For such ratio, earnings were $33.5 million less than fixed charges.

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